Exhibit (a)(1)(J)

Rambus Inc. Stock Option Exchange Program — Frequently Asked Questions (FAQs — Quick Summary)

The following FAQs are intended to be a quick summary for your reference.  If you require more in-depth FAQs, please refer to the actual Rambus Inc. Offer to Exchange document that is included in the list of documents available on the Rambus Inc. Stock Option Exchange Program website (see link below).  All capitalized terms used below have the meanings given to them in the Offer to Exchange document.

Q: What is a stock option exchange offer?

A:  A stock option exchange offer provides an eligible employee with a voluntary opportunity to exchange some or all of their outstanding options granted under a Rambus Inc. stock plan with a grant price greater than $14.50 per share.  On the expiration date of the Offer, the Exchanged Option will be cancelled and a New Option will be granted to an eligible employee at the Fair Market Value on that day (which will be the closing price of the Rambus common stock on that day) based upon exchange ratios documented in the Offer.

Q: Who is an eligible employee?

A:  An eligible employee refers to an employee of Rambus (in the U.S. or any subsidiary or branch office in Germany, India, Japan, Korea or Taiwan) who is an employee at the beginning of the offering period until the end of the offering period and holds an outstanding eligible option grant(s) throughout the offering period.  Note that Rambus Inc. named executive officers, senior vice presidents and board directors are not eligible to participate.

Q: What is an eligible option grant?

A:  An eligible option grant is an option that was granted under a Rambus Inc. stock plan with an exercise price per share greater than $14.50 that remains outstanding and unexercised as of the expiration date of the Offer.

Q: What is the offering period?

A: The offering period will commence on Thursday, May 24, 2012 and will expire on Friday, June 22, 2012, 8:00 PM (Pacific Time) (unless we extend the offer). Once the Offer has expired, you will not be able to exchange options and no exceptions will be made.

Q: Will I receive notification of my eligibility to participate in the offer to exchange?

A:  All eligible employees will receive an email communication through their Rambus email address announcing the Offer from Harold Hughes, our Chief Executive Officer.   Additionally, all eligible employees will receive an email with a unique PIN from our exchange agent, Computershare, to access the Rambus Inc. Stock Option Exchange Program website (referred to as the Offer website) at:

www.corp-action.net/RambusIncStockOptionExchange

Q: When I login to the website with my unique PIN provided by Computershare, what is the process to make an election to participate in the Offer?

A:   Once you enter the website, you will have access to the following:

•                  Computershare’s Call Center for questions regarding the Offer

•                  Offer documents for online review, downloading and/or printing

•                  Eligible option grants outstanding (>$14.50 per share) including grant number, grant date, number of options outstanding and grant price with election buttons to “Exchange” or “Do Not Exchange”

•                  Link to www.etrade.com to view your vesting schedules for eligible grants (Note: you will need your E*Trade user id and password to login to your account)

•                  Option exchange analysis tool for modeling—you may enter estimated future stock prices and projected grant prices between $4.50 and $7.50 to analyze the hypothetical results of your various exchange scenarios

After you have reviewed the documents, eligible grant(s) and vesting schedule(s), modeled and analyzed exchange scenarios, and received responses to your questions from the Computershare Call Center, you can do the following:

1.              Click on the button “Return to Election Screen”

2.              Make an election to “Exchange” or “Do Not Exchange” for each eligible grant

3.              Click on the “Submit” button

4.              Print your Confirmation of Election

5.              Click on “Log Out” button

You may change your election(s) up until the expiration of the Offer on Friday, June 22, 2012, 8:00 PM (Pacific Time) (unless extended).

Q: How will the New Option vesting work?

A: Each New Option will restart vesting according to the following vesting schedule as long as you continue to provide services to the Rambus Group through each relevant vesting date:

•                  One-third (1/3rd) of the shares subject to the New Option vests on the one (1) year anniversary of the New Option Grant Date and

•                  The remaining two-thirds (2/3rds) of the shares subject to the New Option will vest in equal monthly installments during the twenty-four (24) month period immediately following the one (1) year anniversary of the New Option Grant Date.

•                  The New Options will have an expiration term equal to the longer of five (5) years or the remaining term of the Eligible Option it replaces, subject to your ceasing to provide services to the Rambus Group at an earlier date.

•                  Upon vesting, your New Options will be exercisable in accordance with the terms and conditions of the 2006 Plan and the new option agreement, including any applicable country-specific provisions in the appendix for overseas employees, under which it was granted.

Q: How many options would I receive if I choose to participate in the Offer?

A: If you are an Eligible Employee, each Exchanged Option will be cancelled and replaced with a New Option to purchase a reduced number of shares of our common stock equal to (a) the number of options you exchange divided by (b) an exchange ratio.  The number of New Options will be determined using exchange ratios for certain price tiers of the stock options being exchanged.  The final exchange ratios will be determined on the last day of the offer by reference to the closing market price of the Rambus common stock as described below.  The exchange ratios were initially calculated by using the Black-Scholes option pricing model as a guide to approximate a value-for-value exchange.  Consequently, the Black-Scholes value of the New Options may or may not equate to the exact Black-Scholes value of the Exchanged Options.

You can model hypothetical exchange scenarios directly on the Rambus Inc. Stock Option Exchange Program website with the modeling tool provided.

Q: Why are there three possible sets of exchange ratios for each Exchanged Option?

A: The exchange ratios were initially calculated by using the Black-Scholes option pricing model at the beginning of the offering period as a guide to approximate a value-for-value exchange.  On the day the Offer expires, the Black-Scholes value of the New Options may or may not equate to the exact Black-Scholes value of the Exchanged Options due to fluctuation in the Rambus stock price.

To protect both the employees and the Company from significant stock fluctuations, each Exchanged Option has three possible exchange ratios depending on the Fair Market Value of Rambus stock on the day the actual offer expires.

For example, for an Exchanged Option that was originally granted on 2/1/2010:

•                  If the Fair Market Value of Rambus stock on the day the actual offer expires is less than $5.00, then an exchange ratio of 1.90 would be applied.

•                  If the Fair Market Value of Rambus stock on the day the actual offer expires is between $5.00 and $7.00, then an exchange ratio of 1.70 would be applied.

•                  If the Fair Market Value of Rambus stock on the day the actual offer expires is greater than $7.00, then an exchange ratio of 1.50 would be applied.

After the market closes on the last day of the Offer but before the Offer expires, you will receive an email announcing the Fair Market Value of Rambus stock and the actual exchange ratio that will be applied to all Exchanged Options.

Q: Is what I model via the Computershare modeling tool the “actual” exchange ratio I will be receiving?

A: No. Although the modeling tool will assist you with possible exchange ratios projected in the Offer, the actual ratio will be based on the Fair Market Value of Rambus stock on the day the Offer expires (which will be the closing price of the Rambus common stock on that day). You will have until 8:00 PM (Pacific Time) on the expiration date of the Offer to make an election or change any previous elections.

PLEASE NOTE: The Offer will expire at 8:00 PM (Pacific Time) on Friday, June 22nd (unless we extend the deadline).  There are NO EXCEPTIONS to this deadline.  If you log on to Computershare at or after 8:00 PM (Pacific Time) on the expiration date, your election will not be executed.

Q: Why isn’t the exchange ratio simply one-for-one?

A: The Offer program must balance the interests of both employees and non-employee stockholders.  Therefore, the Offer is structured as a value-for-value exchange.

Q: What happens if I choose to exchange my eligible options and then change my mind?

A:  If you change your mind, you may withdraw your election as to some or all of your eligible options by properly executing your withdrawal via the Offer website.  Each time you make an election to participate or withdraw via the Offer website, be sure to select either “Exchange” or “Do Not Exchange” with respect to each of your eligible options and click on “Submit” to process your election.  A properly executed withdrawal must be executed via the Offer website or to Rambus Inc. Stock Plan Administration via email at options2012@rambus.com or by facsimile 1-408-462-8114 no later than 8:00 PM (Pacific Time) on the expiration date.

IMPORTANT - Please note:  Rambus’ receipt of your election is not by itself an acceptance of the eligible options for exchange.  For purposes of the Offer, Rambus will be deemed to have accepted eligible options for exchange that are validly tendered and not properly withdrawn as of when Rambus gives oral or written notice to the option holders generally of its acceptance for exchange of such options, which notice may be made by press release, email or other method of communication.  Rambus’ formal acceptance of the properly tendered eligible options is expected to take place immediately following the end of the offering period.

Q: What are the key dates I need to remember?

A:                                   May 24, 2012 — Commencement date of the Rambus Stock Option Exchange Program

June 22, 2012 — The Rambus Stock Option Exchange Program ends at 8:00 PM (Pacific Time) à NO EXCEPTIONS WILL BE MADE.